Exhibit 16.1

June 19, 2018

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Sirs/Madams:

We have read Item 4.01(a) of Form 8-K dated June 19, 2018, of SunOpta Inc. and are in agreement with the statements contained in the first sentence of paragraph one and paragraphs two, three, and four. We have no basis to agree or disagree with the remainder of the statements of the registrant contained therein.

Yours truly,

/s/ Deloitte LLP

Toronto, Canada